Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                      Philadelphia, Pennsylvania 19103-6996
                                  215-988-2700
                                Fax: 215-988-2757
                              www.drinkerbiddle.com


May 13, 2009

VIA EDGAR TRANSMISSION
----------------------

Kimberly Browning, Esquire
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE: Allegiant Funds ("Registrant") Registration Statement on Form N-14 (File No. 333-158396)
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Dear Ms. Browning:

         The following summarizes and responds to the SEC staff's comments on Registrant's Registration Statement on Form N-14 (the "Registration Statement"), which was filed on April 3, 2009, in connection with the proposed reorganization of the Allegiant Small Cap Growth Fund (the "Selling Small Cap Fund") and the Allegiant Multi-Factor Mid Cap Growth Fund (the "Selling Mid Cap Fund" and together with the Selling Small Cap Fund, the "Selling Funds") into the Allegiant Multi-Factor Small Cap Growth Fund (the "Acquiring Fund") (the "Reorganization"). Changes are planned to be reflected in a Pre-Effective Amendment to the Registration Statement.

A.       GENERAL

1.       COMMENT: Please include Tandy Letter representation.

         RESPONSE: The requested representation is included at the end of this submission.

B.       ACCOUNTING COMMENTS

2. COMMENT: Please explain the 12b-1 fee adjustment in the pro forma financial statements.

         RESPONSE: The following note will be added to the pro forma financial statements: Effective August 1, 2008, Class A and Class I 12b-1 fees were increased as follows as a result of increases in marketing and distribution expenses incurred by the Fund's distributor:

                  Selling Small Cap Fund            0.02% to 0.04%
                  Selling Mid Cap Fund              0.02% to 0.04%
                  Acquiring Fund                    0.01% to 0.03%

3. COMMENT: Please put a symbol next to each security that the Selling Mid Cap Fund expects to sell after the Reorganization in the pro forma tables. Additionally, add similar disclosure to the prospectus/proxy statement, including the amount of securities that will be sold, tax impact and costs to shareholders.

         RESPONSE: Registrant respectfully declines the comment to add a symbol next to each security it anticipates to sell after the Reorganization. Registrant believes that disclosing in a public filing future sales of mid-cap securities is not in the best interest of shareholders, conflicts with portfolio holdings disclosure guidance and could result in market manipulation of the identified securities to the detriment of shareholders. Registrant will add a note to the pro forma financial statements that it is currently anticipated that the Selling Mid Cap Fund will sell a substantial amount of its securities after the Reorganization. In addition, the following disclosure will be added to the prospectus/proxy statement in Question and Answer Section: The Adviser expects that a substantial amount of securities of the Selling Mid Cap Fund acquired in the Reorganization will be sold following the Reorganization. Shareholders generally bear the transaction costs involved in the sale of any securities. Immediately prior to the Reorganization, each Selling Fund will declare and pay a final distribution to its shareholders of all of the Selling Fund's remaining undistributed investment company taxable income and net capital gain, if any. As of the date of this prospectus/proxy statement, shareholders of the Selling Funds are not expected to receive a capital gains distribution.

4. COMMENT: Add line item for total of net assets for each fund to the capitalization tables.

         RESPONSE:  Requested change will be made.

5.       COMMENT: Add FASB 157 disclosure.

         RESPONSE:  Requested change will be made.

6. COMMENT: Please confirm that there will be no mark-up or markdown in the valuation of securities upon the closing of the proposed Reorganization.

         RESPONSE:  Confirmed.

7. COMMENT: With respect to bullet point 2 and 3, clarify that voluntary fee waivers can be terminated at any time and that gross fees are increasing. Also, add disclosure that the Selling Mid Cap Fund's gross fees are increasing. Similarly revise the paragraph under "What are the reasons for and advantages of merging the funds" in the Q&A section.

         RESPONSE: Requested change will be made. The disclosure that voluntary fee waivers may be discontinued at any time will be added to the shareholder letter and is currently included in the Q&A section. The following sentence will be added to the shareholder letter and Q&A since the gross expenses of the Acquiring Small Cap Fund are not more than two basis points higher than the Selling Mid Cap Fund as of November 30, 2008: The Acquiring Small Cap Fund has slightly higher gross total expense ratios (before voluntary waivers) than the Selling Mid Cap Fund.

C.       Q & A

8. COMMENT: For the Selling Mid Cap Fund, confirm expenses have increased because of a decline in assets.

         RESPONSE:  Confirmed.


9. COMMENT: Has the Selling Mid Cap Fund filed a supplement on its increased expenses?

         RESPONSE: Registrant has not filed a supplement as of yet. Registrant previously reviewed the increased expenses of the Selling Mid Cap Fund and believes the increase was not material. Registrant will continue to review any increase in expenses and will supplement in the future if the Registrant believes the increase becomes material.

10. COMMENT. In the paragraph under the heading "What are the reasons for and the advantages of merging the funds" explain why it is anticipated that the Acquiring Fund's expenses will decrease, particularly with respect to the Selling Small Cap Fund.

         RESPONSE. As the fee tables indicate, the total gross operating expenses of the Selling Mid Cap Fund and the Acquiring Small Cap Fund as of the twelve months ended November 30, 2008 are similar. The Acquiring Small Cap Fund's total gross expenses are one or two basis points higher than the Selling Mid Cap Fund. However, the total net operating expenses (after voluntary waivers) of the Acquiring Small Cap Fund are lower than the Selling Mid Cap Fund which has voluntary capped its expenses since May 31, 2006. The Acquiring Small Cap Fund's total gross operating expenses are approximately 20-25 basis points lower than the Selling Small Cap Fund's total gross operating expenses. The main reason that the Selling Small Cap Fund total annual gross expenses are less than the Acquiring Small Cap Fund is that there are numerous smaller accounts in the Selling Small Cap Fund. As a result, certain fixed costs, such as transfer agency fees, are increased because of the small account shareholder base. If the Reorganization is approved by shareholders, it is anticipated that the fixed costs will decrease as the costs are spread over a larger net asset base.

         The following disclosure will be added: The decrease in gross operating expenses (before voluntary fee waivers) for the Acquiring Fund is anticipated because of the impact of spreading fixed expenses over the larger average net asset base of the combined funds after the Reorganization.

11. COMMENT: Confirm all material strategies, risks and fundamental investment restrictions have been disclosed.

         RESPONSE:  Confirmed.

D.       PROSPECTUS/PROXY STATEMENT.

12. COMMENT: Clarify that the Acquiring Fund's prospectus will be delivered with the prospectus/proxy statement.

         RESPONSE:  Requested change will be made.

13. COMMENT: Confirm that Board's consideration of performance is included in prospectus/proxy statement.

         RESPONSE: Confirmed. The Board's consideration of the funds' performance is included in the last two sections under the paragraph "Reasons for the Reorganization" page 28.

14. COMMENT: Add "percentage of assets" to the fee tables in the heading (expenses that are deducted from Fund assets)

         RESPONSE: Comment declined. The heading "Annual Fund Operating Expenses" conforms to Item 3 of Form N1-A.

15. COMMENT: Confirm there will be no recoupment of investment advisory fees.

         RESPONSE:  Confirmed.

16. COMMENT: Have 12b-1 fees increased or decreased? Clarify in the 12b-1 footnote to expense tables.

         RESPONSE: Effective August 1, 2008 Class A and Class I 12b-1 fees were increased as follows as a result of the decrease in the fees waived by the Funds distributor:
                  Selling Small Cap Fund            0.02% to 0.04%
                  Selling Mid Cap Fund              0.02% to 0.04%
                  Acquiring Fund                    0.01% to 0.03%

The two last sentences in footnote two to the Class A shares fee table and footnote four to the Class I shares fee table will be revised as follows. The fee shown is a blended rate for the 12 months ended November 30, 2008 and reflects an increase in 12b-1 fees effective August 1, 2008. The actual fee rate as of May 1, 2009 was 0.04% for the Selling Funds and 0.03% for the Acquiring Fund.

17. COMMENT: What are the maximum permissible amounts under the 12b-1 plans?

         Response: Class A and Class I permit not more than 0.10% of the average aggregate net assets of a Fund on an annual basis. This amount is disclosed in footnote two to the Class A Shares fee tables, footnote four to the Class I Shares fee tables and page 23 under the heading Distribution (12b-1) fees.

18. COMMENT: Since Registrant is disclosing less than full 12b-1 amount, confirm amount in table is approved by Board resolution.

         RESPONSE:  Confirmed.

19. COMMENT: With respect to footnote number one in each fee table, revise the sub-footnote in footnote one to include a heading that the fees are "Advisory Fees After Voluntary Fees." Also, use smaller font size.

         RESPONSE: Registrant will add the requested heading. However the font size of the footnote is font size 8. Any reduction may cause shareholder difficulty in reading the disclosure.

20. COMMENT: Confirm no principal risks that are not disclosed under "Principal Risk Factors.

         RESPONSE:  Confirmed.

21. COMMENT: On page 27, the last three paragraphs before the heading "Reasons for the Reorganization" includes broad language to permit the Board to abandon the Plan. Please revise to clarify Board decision would be made only in the best interests of shareholders.

         RESPONSE: Requested change will be made. The last sentence in the Section "Reasons for the Reorganization" will be restated as follows: In approving any such amendment or granting any such waivers, the Board will be subject to its fiduciary duties of care and loyalty to shareholders, including that such amendment or waiver be in the best interests of the Selling Funds' Shareholders.

22. COMMENT: On page 30, confirm the dividend is the ordinary "clean-out" dividend in connection with reorganizations. Also, disclose dividend at the front of the proxy statement and whether capital gains are expected.

         RESPONSE:  Confirmed.  See response to Comment 3 above.

23. COMMENT: Confirm that the legal opinion included as Exhibit 11 can be relied upon by the Selling Funds.

         RESPONSE:  Confirmed.

         Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

         Please call the undersigned at (215) 988-2867 with any questions concerning the foregoing.

                                                          Sincerely yours,

                                                          /s/ Michelle Lombardo
                                                          ---------------------
                                                          Michelle Lombardo